Exhibit 99.1

Tiziana Life Sciences Ltd

(“Tiziana” or “the Company”)

Result of Annual General Meeting

London, 29 December 2022 – Tiziana Life Sciences Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies via novel routes of drug delivery, today announces that at its annual general meeting, held earlier today, all the below resolutions were passed.

Resolution 1

To re-elect Willy Simon as Class III director of the Company to serve until the annual general meeting to be held in 2025.

Resolution 2

To approve the auditor’s report and financial statements for the fiscal year ended 31 December 2021.

Resolution 3

To appoint PKF LittleJohn LLP as the Company’s auditor for the ensuing year.

Resolution 4

To delegate the determination of the auditor’s remuneration to the Board.

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough immunomodulation therapies using transformational drug delivery technologies with a focus on its lead candidate, intranasal foralumab, as a treatment for diseases of the central nervous system (CNS). Tiziana’s innovative nasal, oral and inhalation approaches in development have the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s intranasal foralumab is the only fully human anti-CD3 mAb and has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For further inquiries:

Tiziana Life Sciences Ltd

Hana Malik, Business Development, and Investor Relations Manager

+44 (0) 207 495 2379

email: info@tizianalifesciences.com

Investors:

Irina Koffler

LifeSci Advisors, LLC

646.970.4681

ikoffler@lifesciadvisors.com